SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                 Schedule 13G/A
                                (AMENDMENT NO. 2)
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                        Hornbeck Offshore Services, Inc.
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                                (Name of Issuer)


                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                    440543106
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                                 (CUSIP Number)


                                  April 8, 2008
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                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropt 0 0 riate box to designate the rule pursuant to which this
Schedule is filed:

      |_|   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             13G/A (2nd Amendment)

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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          WILLIAM HERBERT HUNT TRUST ESTATE
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (A) |_|
          (B) |_|
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3     SEC USE ONLY
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4     CITIZENSHIP OR PLACE OF ORGANIZATION
          TEXAS
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     NUMBER OF        5    SOLE VOTING POWER
      SHARES                   2,058,391 (1)
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY
       EACH           6    SHARED VOTING POWER
    REPORTING                  - 0 -
      PERSON          ----------------------------------------------------------
       WITH
                      7    SOLE DISPOSITIVE POWER
                               2,058,391 (1)
                       ---------------------------------------------------------

                       8   SHARED DISPOSITIVE POWER
                               - 0 -
--------------------------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,058,391
--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) |_|
--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          7.9%
--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO
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(1)   Power is exercised through its sole trustee, Gage A. Prichard, Sr.

                             13G/A (2nd Amendment)

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          GAGE A. PRICHARD, SR., TRUSTEE
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (A) |_|
          (B) |_|
--------------------------------------------------------------------------------

3     SEC USE ONLY
--------------------------------------------------------------------------------

4     CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
--------------------------------------------------------------------------------

     NUMBER OF        5    SOLE VOTING POWER
      SHARES                   2,058,391 (1)
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY
       EACH           6    SHARED VOTING POWER
    REPORTING                  - 0 -
      PERSON          ----------------------------------------------------------
       WITH
                      7    SOLE DISPOSITIVE POWER
                               2,058,391 (1)
                       ---------------------------------------------------------

                      8    SHARED DISPOSITIVE POWER
                               - 0 -
--------------------------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,058,391
--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) |_|
--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          7.9%
--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
--------------------------------------------------------------------------------

(1) 2,058,391 shares are beneficially owned by Mr. Prichard in his capacity as the sole trustee of the William Herbert Hunt Trust Estate.

                             13G/A (2nd Amendment)

ITEM 1(a).  NAME OF ISSUER.

      The name of the issuer is Hornbeck Offshore Services, Inc. (the "Issuer").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

      The Issuer's principal executive offices are located at 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433.

ITEM 2(a).  NAME OF PERSON FILING.

      This statement is being filed on behalf of each of the following persons (the "Reporting Persons"): the William Herbert Hunt Trust Estate and Gage A. Prichard, Sr. in his capacity as the sole trustee of the William Herbert Hunt Trust Estate and Gage A. Prichard, Sr. individually.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

      The address of the principal business office of each of the Reporting Persons is 3400 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas, 75201.

ITEM 2(c).  CITIZENSHIP.

      The William Herbert Hunt Trust Estate is a trust created under the laws of the State of Texas. Gage A. Prichard, Sr. is a citizen of the United States of America.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES.

      This statement relates to shares of the Issuer's common stock, $0.01 par value per share (the "Common Stock") of the Issuer.

ITEM 2(e).  CUSIP NUMBER.

      The CUSIP number for the shares of Common Stock is 440543106

ITEM 3.

      Not applicable

ITEM 4.     OWNERSHIP.

      Pursuant to Rule 13d-3 of Regulation D-G, at the close of business on April 29, 2008, the William Herbert Hunt Trust Estate and Gage A. Prichard, Sr., in his capacity as the sole trustee of the William Herbert Hunt Trust Estate, may be deemed to be the beneficial owners of 2,058,391 shares of the Common Stock, which constitutes approximately 7.9% of the 26,009,475 shares of the Common Stock outstanding on April 15, 2008, according to the Issuer's 2008 Proxy Statement filed on Schedule DEF14A on April 15, 2008.

                             13G/A (2nd Amendment)

      The William Herbert Hunt Trust Estate (the "Trust Estate") is a trust established under the laws of the State of Texas for the benefit of William Herbert Hunt ("Mr. Hunt"). The descendents of Mr. Hunt, including Bruce W. Hunt, a member of the Board of Directors of the Issuer, may become beneficiaries of the Trust Estate following the death of Mr. Hunt, but are not beneficiaries of the Trust Estate at the current time. The affairs of the Trust Estate are conducted by its Trustee and his agents.

      The Trust Estate, acting through its sole trustee, Gage A. Prichard, Sr., has the power to vote or direct the vote, and dispose or direct the disposition of 2,058,391 shares of Common Stock. Gage A. Prichard, Sr., in his capacity as the sole trustee of the William Herbert Hunt Trust Estate, has the power to vote or direct the vote, and dispose of or direct the disposition of 2,058,391 shares of Common Stock held by the Trust Estate.

      Gage A. Prichard, Sr. was appointed sole trustee of the Trust Estate as of April 8, 2008.

      Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Stock.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

      Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable. The Reporting Persons have described their relationship to one another, but have not affirmed the existence of a group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10.    CERTIFICATIONS.

      By signing below each of the Reporting Persons certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                             13G/A (2nd Amendment)


SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Persons, each of the Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

      Pursuant to Rule 13d-1(k)(1)(ii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned Reporting Persons agree that the attached statement is filed on behalf of each of them in the capacities set forth below.

      Dated: April 29, 2008

                                        WILLIAM HERBERT HUNT TRUST ESTATE

                                        /s/ Gage A. Prichard, Sr.
                                        ----------------------------------------
                                        Gage A. Prichard, Sr., Trustee



                                        /s/ Gage A. Prichard, Sr.
                                        ----------------------------------------
                                        Gage A. Prichard, Sr.